UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      SCHEDULE 13D/A (AMENDMENT NO. 1)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                 NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
---------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.001 PER SHARE
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 636918302
---------------------------------------------------------------------------
                               (CUSIP Number)

                             STEVEN B. KLINSKY
                        NEW MOUNTAIN PARTNERS, L.P.
                             787 SEVENTH AVENUE
                             NEW YORK, NY 10019
                               (212) 720-0300

                                 Copies to:

                               JOHN M. BIBONA
                FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP
                             ONE NEW YORK PLAZA
                          NEW YORK, NY 10004-1980
                               (212) 859-8000

---------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              OCTOBER 28, 2005
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

------------------------                                      -----------------
CUSIP NO. 636918302                                           Page 2 of 6 Pages
------------------------                                      -----------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               NEW MOUNTAIN GP, LLC
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               AF, OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               6,956,522*
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               6,956,522*
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,956,522*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               58.2%**
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

               00
   ------- --------------------------------------------------------------------


* Represents shares of common stock, par value $0.001 per share ("Common Stock") of National Medical Health Card Systems, Inc. (the "Issuer") that are issuable upon conversion of the Issuer's series A 7% convertible preferred stock, par value $0.10 per share ("Series A Preferred Stock") held by New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. Pursuant to the terms and conditions of the certificate of designations governing the Series A Preferred Stock represented by the amount in Row (8), each share of Series A Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of Common Stock. Accordingly, as of October 21, 2005, the Reporting Person would be entitled to cast 5,818,435 votes, or 53.8% of the total votes that may be cast by the Issuer's stockholders, prior to the conversion of the Reporting Person's shares of Series A Preferred Stock into shares of Common Stock.

** Based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended.

                                SCHEDULE 13D

------------------------                                       -----------------
CUSIP NO. 636918302                                            Page 3 of 6 Pages
------------------------                                       -----------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               NEW MOUNTAIN INVESTMENTS, L.P.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               AF, OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               6,790,797*
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING                0

        PERSON
                     ----- ----------------------------------------------------
         WITH         10   SHARED DISPOSITIVE POWER

                               6,790,797*
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,790,797*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               57.6%**
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

               PN
   ------- --------------------------------------------------------------------


* Represents shares of common stock, par value $0.001 per share ("Common Stock") of National Medical Health Card Systems, Inc. (the "Issuer") that are issuable upon conversion of the Issuer's series A 7% convertible preferred stock, par value $0.10 per share ("Series A Preferred Stock") held by New Mountain Partners, L.P. Pursuant to the terms and conditions of the certificate of designations governing the Series A Preferred Stock represented by the amount in Row (8), each share of Series A Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of Common Stock. Accordingly, as of October 21, 2005, the Reporting Person would be entitled to cast 5,679,823 votes, or 52.5% of the total votes that may be cast by the Issuer's stockholders, prior to the conversion of the Reporting Person's shares of Series A Preferred Stock into shares of Common Stock.

** Based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended.

                                SCHEDULE 13D

------------------------                                      -----------------
CUSIP NO. 636918302                                           Page 4 of 6 Pages
------------------------                                      -----------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               NEW MOUNTAIN PARTNERS, L.P.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               AF, OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               6,790,797*
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING                0

        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               6,790,797*
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,790,797*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               57.6%**
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

               PN
   ------- --------------------------------------------------------------------


* Represents shares of common stock, par value $0.001 per share ("Common Stock") of National Medical Health Card Systems, Inc. (the "Issuer") that are issuable upon conversion of the Issuer's series A 7% convertible preferred stock, par value $0.10 per share ("Series A Preferred Stock") held by the Reporting Person. Pursuant to the terms and conditions of the certificate of designations governing the Series A Preferred Stock represented by the amount in Row (8), each share of Series A Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of Common Stock. Accordingly, as of October 21, 2005, the Reporting Person would be entitled to cast 5,679,823 votes, or 52.5% of the total votes that may be cast by the Issuer's stockholders, prior to the conversion of the Reporting Person's shares of Series A Preferred Stock into shares of Common Stock.

** Based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended.

                                SCHEDULE 13D

------------------------                                      -----------------
CUSIP NO. 636918302                                           Page 5 of 6 Pages
------------------------                                      -----------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               NEW MOUNTAIN AFFILIATED INVESTORS, L.P.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               AF, OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               165,725*
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               165,725*
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               165,725*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.2%**
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

               PN
   ------- --------------------------------------------------------------------


* Represents shares of common stock, par value $0.001 per share ("Common Stock") of National Medical Health Card Systems, Inc. (the "Issuer") that are issuable upon conversion of the Issuer's series A 7% convertible preferred stock, par value $0.10 per share ("Series A Preferred Stock") held by the Reporting Person. Pursuant to the terms and conditions of the certificate of designations governing the Series A Preferred Stock represented by the amount in Row (8), each share of Series A Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of Common Stock. Accordingly, as of October 21, 2005, the Reporting Person would be entitled to cast 138,612 votes, or 1.3% of the total votes that may be cast by the Issuer's stockholders, prior to the conversion of the Reporting Person's shares of Series A Preferred Stock into shares of Common Stock.

** Based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended.

                                SCHEDULE 13D

------------------------                                      -----------------
CUSIP NO. 636918302                                           Page 6 of 6 Pages
------------------------                                      -----------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               STEVEN B. KLINSKY
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               AF, PF
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES OF AMERICA
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               6,956,522*
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               6,956,522*
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,956,522*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               58.2%**
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

               IN
   ------- --------------------------------------------------------------------


* Represents shares of common stock, par value $0.001 per share ("Common Stock") of National Medical Health Card Systems, Inc. (the "Issuer") that are issuable upon conversion of the Issuer's series A 7% convertible preferred stock, par value $0.10 per share ("Series Preferred Stock") held by New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. Pursuant to the terms and conditions of the certificate of designations governing the Series A Preferred Stock represented by the amount in Row (8), each share of Series A Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of Common Stock. Accordingly, as of October 21, 2005, the Reporting Person would be entitled to cast 5,818,435 votes, or 53.8% of the total votes that may be cast by the Issuer's stockholders, prior to the conversion of the Reporting Person's shares of Series A Preferred Stock into shares of Common Stock.

** Based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended.

          This Amendment No. 1 amends the Schedule 13D originally filed by the Reporting Persons on March 19, 2004 (as amended, the "Statement"). Unless otherwise indicated, all capitalized terms used herein shall have the respective meanings given to them in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

          Item 2 is hereby amended and restated to read as follows:

          (a) - (c) AND (f). This Statement is filed by New Mountain GP, LLC, a Delaware limited liability company ("NM"), New Mountain Investments, L.P., a Delaware limited partnership ("NMI"), New Mountain Partners, L.P., a Delaware limited partnership ("New Mountain"), New Mountain Affiliated Investors, L.P., a Delaware limited partnership ("NMAI, together with New Mountain, the "Purchasers"), and Steven B. Klinsky (collectively, the "Reporting Persons").(1)

          NM is the general partner of NMI and NMAI, and is principally engaged in the business of serving as NMI's and NMAI's general partner. The principal business address of NM, which also serves as its principal office, is 787 Seventh Avenue, New York, New York 10019.

          NMI is the general partner of New Mountain, and is principally engaged in the business of serving as New Mountain's general partner. The principal business address of NMI, which also serves as its principal office, is 787 Seventh Avenue, New York, New York 10019.

          New Mountain was formed to seek long-term capital appreciation through direct private equity and equity-related investments. The principal business address of New Mountain, which also serves as its principal office, is 787 Seventh Avenue, New York, New York 10019.

          NMAI was formed to seek long-term capital appreciation through direct private equity and equity-related investments. The principal business address of NMAI, which also serves as its principal office, is 787 Seventh Avenue, New York, New York 10019.

          Steven B. Klinsky is the sole member of NM. Mr. Klinsky is engaged principally in the business of serving as NM's sole member and as the Chief Executive Officer and managing member of New Mountain Capital, LLC. New Mountain Capital, LLC is the sole manager of, and is principally engaged in managing, New Mountain and NMAI. Mr. Klinsky's principal business address and the principal business address and principal office of New Mountain Capital, LLC is 787 Seventh Avenue, New York, New York 10019. Mr. Klinsky is a citizen of the United States of America.

          The Reporting Persons have entered into a joint filing agreement, dated as of March 19, 2004, a copy of which is attached to the Statement as
Exhibit 99.1.

          (d) - (e). None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


---------------------

(1) Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.


ITEM 4. PURPOSE OF THE TRANSACTION

          Item 4 is hereby amended by deleting the last section of Item 4 captioned "Other Plans and Proposals," (including such caption) and replacing such section with the following:

          Increase in Size of Board
          -------------------------

          On October 28, 2005, the Board increased its size by one director to 11 directors effective as of the Issuer's next annual meeting of stockholders scheduled for December 7, 2005 (the "2005 Annual Meeting"). As a result, pursuant to the terms of the Certificate of Designations the Purchasers will be entitled, as of the effectiveness of the increase, to nominate and elect an additional director, giving the Purchasers the right to nominate and elect a total of seven directors, to the Board. The Purchasers have nominated Steven B. Klinsky, Michael B. Ajouz, G. Harry Durity, Michael T. Flaherman, Robert R. Grusky, Daniel B. Herbert and
David E. Shaw for election to the Board at the 2005 Annual Meeting. The Purchasers hold a sufficient number of shares of Series A Preferred Stock to ensure the election of these nominees and the Purchasers intend to vote all of their shares of Series A Preferred Stock for these nominees at the 2005 Annual Meeting.

          Other Plans and Proposals
          -------------------------

          Except as set forth in the Statement (including the exhibits incorporated by reference herein) and except for arrangements between and among the Reporting Persons, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in
Item 4(a) through (j) of Schedule 13D under Rule 13d-1(d).

          Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, the Reporting Person's and Issuer's respective business objectives, and other relevant factors, at any time and as it deems appropriate, to change its plans and intentions, to increase or decrease its investment in the Issuer, or to engage in discussions with the Issuer and third parties or facilitate discussions between the Issuer and third parties exploring such actions. In particular, any one or more of the Reporting Persons (and their respective affiliates) may (a) purchase additional shares of Series A Preferred Stock, Common Stock or other securities of the Issuer,(b) sell or transfer shares of Series A Preferred Stock, Common Stock or other securities of the Issuer in public or private transactions, (c) distribute Series A Preferred Stock, Common Stock or other securities of the Issuer in-kind to their partners or member, as applicable, (d) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Series A Preferred Stock, Common Stock or other securities of the Issuer, and/or (e) take any other action that might relate to or result in any of the actions set forth in response to paragraphs (a) - (j) of Item 4. Any such actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the actions by the Securities Act of 1933, as amended, or other applicable law.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended and restated to read as follows:

          (a). Based on the Definitive Proxy Statement filed by the Issuer with the Securities and Exchange Commission on October 28, 2005, as of October 21, 2005, there were 5,002,586 shares of Common Stock issued and outstanding.

          As of October 21, 2005, Mr. Klinsky and NM may be deemed to beneficially own an aggregate of 6,956,522 shares of Common Stock consisting of the 6,956,522 shares of Common Stock that may be deemed to be beneficially owned by the Purchasers, as described below, representing, in the aggregate, approximately 58.2% of the issued and outstanding shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

          Mr. Klinsky and NM disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Purchasers and NMI to the extent that partnership interests in the Purchasers and NMI are held by persons other than Mr. Klinsky or NMI.

          As of October 21, 2005, NMI may be deemed to beneficially own an aggregate of 6,790,797 shares of Common Stock that may be deemed to be beneficially owned by New Mountain, representing approximately 57.6% of the issued and outstanding shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act. NMI disclaims beneficial ownership of the shares of Common Stock beneficially owned by the New Mountain to the extent that partnership interests in New Mountain are held by persons other than New Mountain.

          As of October 21, 2005, New Mountain may be deemed to beneficially own an aggregate of 6,790,797 shares of Common Stock, representing approximately 57.6% of the issued and outstanding shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act

          As of October 21, 2005, NMAI may be deemed to beneficially own an aggregate of 165,725 shares of Common Stock, representing approximately 3.2% of the issued and outstanding shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act.

          (b). Each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock that the Reporting Person may be deemed to beneficially own as described above.

          (c). Except as set forth above, there have been no purchases or sales by any of the Reporting Persons of Common Stock during the last 60 days.

          (d). No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

          (e). Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1      Joint Filing Agreement, dated March 19, 2004.*

99.2 Amended and Restated Preferred Stock Purchase Agreement, dated as of November 26, 2003, by and between National Medical Health Card Systems, Inc. and New Mountain Partners, L.P.*

99.3 Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock of National Medical Health Systems, Inc., dated March 18, 2004.*

99.4 Support Agreement, dated as of October 30, 2003, by and among National Medical Health Card Systems, Inc., Bert E. Brodsky, P.W. Capital Corp., Lee Jared Brodsky, David Craig Brodsky, Jeffrey Holden Brodsky, Jessica Brodsky Miller, the Bert E. Brodsky Revocable Trust, the Irrevocable Trust of Lee Jared Brodsky, the Irrevocable Trust of David Craig Brodsky, the Irrevocable Trust of Jeffrey Holden Brodsky and the Irrevocable Trust of Jessica Brodsky Miller and New Mountain Partners, L.P.*

99.5 Registration Rights Agreement, dated as of March 19, 2004, by and among National Medical Health Card Systems, Inc., New Mountain Partners, L.P., and New Mountain Affiliated Investors, L.P.*

99.6 Management Rights Letter, dated March 19, 2004, between National Medical Health Card Systems, Inc. and New Mountain Partners, L.P.*



*Filed with the Schedule 13D filed by the Reporting Persons on March 19, 2004.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 1, 2005

                                       NEW MOUNTAIN GP, LLC


                                       By:  /s/ Steven B. Klinsky
                                          -------------------------
                                          Steven B. Klinsky
                                          Member


                                       NEW MOUNTAIN INVESTMENTS, L.P.

                                          By:  New Mountain GP, LLC,
                                               its general partner


                                          By:   /s/ Steven B. Klinsky
                                               -------------------------
                                               Steven B. Klinsky
                                               Member


                                       NEW MOUNTAIN PARTNERS, L.P.

                                          By:  New Mountain Investments, L.P.,
                                               its general partner

                                          By:  New Mountain GP, LLC,
                                               its general partner

                                          By:   /s/ Steven B. Klinsky
                                               -------------------------
                                               Steven B. Klinsky
                                               Member


                                       NEW MOUNTAIN AFFILIATED INVESTORS, L.P.

                                          By:  New Mountain GP, LLC,
                                               its general partner


                                          By:   /s/ Steven B. Klinsky
                                               -------------------------
                                               Steven B. Klinsky
                                               Member



                                          By:   /s/ Steven B. Klinsky
                                               -------------------------
                                               Steven B. Klinsky